UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________
FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

October 2025
Commission File
Number: 001-04546
______________________________________________________
 UNILEVER PLC
(Translation of registrant’s name into English)
 _____________________________________________________

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
_____________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Unilever PLC
PUBLICATION OF FINAL TERMS

London, 30 October 2025.

The following final terms (the "Final Terms") are available for viewing:

(i)   the Final Terms dated 29 October 2025 for Unilever Capital Corporation1 EUR 850,000,000 2.875 per cent. Notes due 31 October 2032 (the "2032 Notes"); and

(ii)  the Final Terms dated 29 October 2025 for Unilever Capital Corporation EUR 800,000,000 3.500 per cent. Notes due 31 October 2037 (together with the 2032 Notes, the "Notes"),

each guaranteed by Unilever PLC2 and Unilever United States, Inc.3 and issued under the $25,000,000,000 Debt Issuance Programme of Unilever Finance Netherlands B.V., Unilever PLC and Unilever Capital Corporation (the "Programme").

The Final Terms for the Notes contain the final terms of the relevant series of Notes. The Final Terms of the Notes must be read in conjunction with the Information Memorandum prepared in connection with the Programme dated 16 May 2025, as supplemented by the supplements dated 31 July 2025 and 24 October 2025 (together, the "Information Memorandum"), which together constitute a base prospectus for the purposes of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

To view the full documents, please paste the following URL into the address bar of your browser:

https://www.unilever.com/files/unilever-capital-corporation-eur-850000000-2032-notes.pdf

https://www.unilever.com/files/unilever-capital-corporation-eur-800000000-2037-notes.pdf

A copy of the Final Terms in respect of each series will be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Investor Relations: Investor.Relations@unilever.com

Unilever Press Office: Press-Office.London@unilever.com

This announcement does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the Information Memorandum) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Information Memorandum) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Information Memorandum is not addressed. Prior to relying on the information contained in the Final Terms or the Information Memorandum, you must ascertain from the Information Memorandum whether or not you are one of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Forward-looking statements

This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements.

These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group"). They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements.

Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange plc, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.

1Unilever Capital Corporation - LEI MYF1DAS6G5WY7PRWCU78

2Unilever PLC - LEI 549300MKFYEKVRWML317

3Unilever United States, Inc. - LEI 549300H6H8BAYLUOGZ71

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC
/S/ M VARSELLONA

By M VARSELLONA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date 30 October 2025